The decision to suspend trading was reached because the Company is no longer in compliance with the minimum price per share required for continued listing on NYSE Arca under its Equities Rule 5.5(b)(2) and is also no longer in compliance with the minimum market value of public float required for continued listing under Continued Listing Standard One under its Equities Rule 5.5(b)(1). NYSE Regulation notified the company of these deficiencies on September 20, 2007, and provided the Company an opportunity to submit a business plan to address non-compliance with NYSE Arca continued listing standards.

The Company submitted such a plan on October 3, 2007. However, after reviewing these materials, NYSE Regulation decided to proceed with suspension of trading. The Company did not appeal the decision. NYSE Regulation issued a press release on October 16, 2007 and posted such release to its website.